PUGET ENERGY, INC.

Filing Type:                   U-3A-2

Description:                   Statement by Holding Company
Filing Date:                   Feb 28, 2001
Period End:                    Dec 31, 2000

Primary Exchange:              New York Stock Exchange
Ticker:                        PSD

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
            Provisions of the Public Utility Holding Company Act of
                                      1935

                      To Be Filed Annually Prior to March 1

                               PUGET ENERGY, INC.

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

     PUGET ENERGY, INC. (claimant) is a Washington corporation and has its principal executive office at 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515. Claimant is a holding company, which acquires and holds securities of other corporations. Claimant has the following subsidiaries:

Subsidiaries of Puget Energy, Inc.

A.       InfrastruX Group, Inc.

     A Washington corporation, formed to acquire providers of specialized contracting services, offering end-to-end network infrastructure solutions to the electric power, telecommunications, natural gas and cable television industries, including the design, installation, repair and maintenance of network infrastructure such as electrical transmission lines, natural gas pipelines, fiber optic cable and other utility distribution systems.
     Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515. Infrastrux has the following subsidiaries:


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Subsidiaries of InfrastruX Group, Inc.

1. Utilx Corporation, a Delaware corporation, provides specialty services to electric, telecommunications, natural gas, water, sewer, and other utilities in the United States and in certain foreign countries, and drilling equipment to contractors and other users outside of the United States. The company's primary business is the installation, replacement and restoration of underground infrastructure for power and telecommunication companies. Address: 22820 Russell Road, Kent, Washington 98032.

2. Lineal Industries, Inc., a Delaware corporation, provides design, installation, repair and maintenance of natural gas pipelines.
     Address:  5631  Steubenville  Pike,  McKees  Rocks,  Pennsylvania
     15136.

B.       Puget Sound Energy, Inc.

     A wholly-owned public utility incorporated in the state of Washington furnishing electric and gas service in a territory covering 6,000 square miles, principally in the Puget Sound region of Washington State. PSE's utility business include the generation, purchase, transmission, distribution and sale of electric energy plus the purchase, transportation, distribution and sale of natural gas. Address: 411 108th Avenue NE, 15th Floor, Bellevue, Washington 98004-5515. Puget Sound Energy has the following subsidiaries:

Subsidiaries of Puget Sound Energy, Inc.:

1. Puget Western, Inc., a Washington corporation, is primarily involved in real estate development. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011-8200

2. ConneXt, Inc., a Washington corporation, develops software products and service solutions for the utility industry, including customer information systems, real-time metering and billing integration software and bill processing services.
     Address: 1301 5th Avenue, Suite 1900, Seattle, WA 98101-2603

3. Hydro Energy Development Corp. (HEDC) and a number of controlled subsidiaries are pursuing development of small hydroelectric generation in the Pacific Northwest. HEDC is a Washington Corporation. Address: 19515 North Creek Parkway, Suite 310, Bothell, WA 98011-8200. HEDC has the following subsidiaries:

o        Baker Mountain Hydro, Inc., a Washington corporation
o        Cascade River Hydro, Inc., a Washington corporation
o        Calligan Hydro, Inc., a Washington corporation
o        Hancock Hydro, Inc., a Washington corporation
o        Nooksack River Hydro, Inc., a Washington corporation
o        Pacific Hydro, Inc., a Washington corporation
o        Skagit River Hydro, Inc., a Washington corporation
o        Skookum Hydro, Inc., a Washington corporation
o        Skykomish River Hydro, Inc., a Washington corporation
o        Snoqualmie River Hydro, Inc., a Washington corporation
o        Suiattle River Hydro, Inc., a Washington corporation
o        Warm Creek Hydro, Inc., a Washington corporation
o        Washington Hydro Development Corporation, a Washington corporation

 4.   PSE  Utility   Solutions,   Inc.,   a   Washington   corporation,
      (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515.

 5. GP Acquistiion Corp., a Washington corporation, is a 1% General Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515. Encogen Northwest L.P. owns and operates a 160,000 KW gas-fired cogeneration electric generation project near Bellingham, Washington.

 6. LP Acquisition Corp., a Washington corporation, is a 99% Limited Partner in Encogen Northwest, L.P. Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515

 7. Puget Sound Energy Services, Inc., a Washington corporation, (inactive). Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515

 8. Washington Energy Gas Marketing Company, a Washington corporation, markets surplus pipeline capacity which is under long term contract. Address: 411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515

 9. WNG Cap I, Inc., a Washington corporation, markets surplus pipeline capacity on behalf of Puget Sound Energy, Inc. Address:
      411 108th Avenue NE, 15th Floor, Bellevue, WA 98004-5515

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Washington and all transmission lines which deliver or receive electric energy at the borders of such State:

     Claimant does not own any such utility properties. The properties of Puget Sound Energy, claimant's only public utility subsidiary, used for the generation, transmission and distribution of energy for sale are located within Washington, Oregon and Montana and consist of the following:

A. Electric  Generation  Plants:

o Colstrip - Puget Sound Energy and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. The Company owns a 50% interest (330,000 KW) in Units 1 and 2 and a 25% interest (350,000 KW) in Units 3 and 4.

o Encogen - a 160,000 KW natural gas-fired cogeneration facility located near Bellingham, Washington

o        Upper  Baker  River hydro  project - (103,000  KW)  located  near
         Concrete, Washington

o        Lower Baker River hydro project - (71,400 KW) located in Concrete,
         Washington

o        White River hydro plant - (63,400 KW) located near Sumner, Washington

o        Snoqualmie Falls hydro plant - (45,500 KW) located near Snoqualmie,
         Washington

o        Electron hydro plant - (27,400 KW) located near Orting, Washington

o Chrystal Mountain - a standby internal combustion unit (2,750 KW) located near Crystal Mountain, Washington

o Frederickson - two dual-fuel combustion turbine units (74,400 KW each) located near Spanaway, Washington

o Whitehorn - two dual-fuel combustion turbine units (74,400 KW each) located near Ferndale, Washington

o Fredonia - two dual-fuel combustion turbines units (113,200 KW each) located near Burlington, Washington

o Skookumchuck - small hydro project (70 KW) located near Centralia, Washington. Puget Sound Energy is a 7% owner of this project.

B.   Transmission and Distribution System Properties:

     Puget Sound Energy's transmission system located in Washington, Oregon and Montana includes 495 pole miles of 500 KV lines, 1,708 pole miles of 115 KV lines, 227 pole miles of 66 KV lines, 297 pole miles of 230 KV lines. The system also has 45 transmission substations.

     Distribution electric facilities include 10,523 miles of overhead lines. Underground distribution and service facilities include 7,895 miles of underground wire. Underground street lighting facilities include 435 wire miles of conductor. The system also has 303 distribution substations.

     Puget Sound Energy's gas facilities include 33% ownership at the Jackson Prairie Storage Project located near Centralia, Washington.

     Gas transmission lines include 7.1 miles related to the Jackson Prairie Storage Project and 1,266,289 feet of transmission mains. The distribution facilities include 53,218,011 feet of main, 682,408 feet of service pipe, and 479,639 regulators.

3. The following information is for the calendar year 2000 with respect to claimant and Puget Sound Energy, claimant's only subsidiary public utility company:

     Puget Energy, Inc.:  None

     Puget Sound Energy, Inc.:

     (a)  Number  of KWH of  electric  energy  sold (at  retail  or  wholesale):
          36,945,842,664
          Number of Mcf.  of Gas  energy  sold (at  retail or  wholesale):
          109,456,026

     (b)  None.

     (c) Number of KWH of electric energy sold at wholesale outside the State of
         Washington: 3,343,149,000

         Number of Mcf of natural gas sold at wholesale outside the State of Washington or at the State Line: 39,989,752

     (d) Number of KWH of electric energy purchased outside the State of Washington or at the State line: 3,565,109,000

         Number of Mcf of natural gas purchase at wholesale outside Washington State or at the State Line: 141,691,157

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

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

     Name:        Black Creek Hydro, Inc.

     Location:    This  project  is  situated   within  the  boundaries  of  the
                  Weyerhaeuser Snoqualmie Tree Farm on Black Creek, a tribulary of the North Fork of the Snoqualmie River in King County
                  Washington, approximately 30 miles east of Seattle and 9 miles northeast of the town of North Bend.

     Business Address:     19515 North Creek Parkway, Suite 310,
                           Bothell, WA 98011

     Description:          3.7   MW   run-of-the-river    hydroelectric   plant,
                           consisting of a single unit 2 jet horizontal Pelton turbine. The plant interconnects via a 10 miles underground 34.5 kV transmission line with Puget
                           Sound Energy's electrical system near Snoqualmie, Washington.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Black Creek Hydro is a wholly owned subsidiary of Hydro Energy Development Corp., which is a wholly owned subsidiary of Puget Sound Energy, Inc.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Investment in Black Creek Hydro, Inc. as of 12/31/2000 was $8,147,030. Type of Capital: Equity Capital

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Capitalization as of 12/31/2000:
         Common Stock, par value $1                                $500
         Additional Paid in Capital                           9,973,242
         Retained earnings                                   (1,826,712)
         Total Capitalization as of 12/31/2000               $8,147,030
         Earnings YE 12/31/2000                                $691,480


     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         None.

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


                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (2000), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

On January 1, 2001, claimant became the holding company for Puget Sound Energy, Inc. pursuant to a Plan of Exchange approved by Puget Sound Energy's shareholders on June 23, 1999. For additional information about this reorganization, see the Proxy Statement and Prospectus of Claimant and Puget Sound Energy included in Claimant's Registration Statement on Form S-4 (No. 333-77491; declared effective by the Commission on April 30, 1999). Because the reorganization was not effective until January 1, 2001, Puget Sound Energy's consolidating financial statements for the year ended December 31, 2000 also constitute the 2000 financial statements of claimant and its subsidiaries. The consolidating financial statements are attached hereto as Exhibit A.

                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organization chart is attached as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its officers on this 28th day of February, 2001.

Puget Energy, Inc.
(Name of claimant)

James W. Eldredge
______________________
By   James W. Eldredge

Its: Corporate Secretary and Chief Accounting Officer

(CORPORATE SEAL)

Attest:

Michael J. Stranik
__________________
Michael J. Stranik
Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James W. Eldredge
Corporate Secretary and Chief Accounting Officer
411 108th Avenue, NE 15th Floor
Bellevue, WA  98004-5515




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


EXHIBIT A

Puget Sound Energy, Inc.
Consolidated Statement of Income

For the twelve months ended December 31, 2000

(In thousands)

                                                          Actual
                                                         ---------------
Operating Revenues:
    Electric                                                 $ 2,771,695
    Gas                                                          612,311
    Other                                                         57,666
                                                         ---------------
      Total operating revenue                                  3,441,672

                                                         ---------------

Operating Expenses:
Energy Costs:
    Purchased electricity                                      1,766,625
    Purchased gas                                                332,927
    Electric generation fuel                                     182,978
    Residential/Farm exchange credit                             (41,000)

Utility operations and maintenance                               240,094
Other operations and maintenance                                  60,612
Depreciation & amortization                                      196,513
Conservation amortization                                          6,830
Taxes other than federal income taxes                            203,230
Federal Income Taxes                                             128,991
                                                         ---------------
      Total operating expenses                                 3,077,800
                                                         ---------------

Operating Income                                                 363,872

Other Income                                                       5,061

Income Before Interest Charges                                   368,933

Interest charges                                                 175,102

Net Income                                                       193,831

Less Preferred Stock Dividends Accruals                            8,994

Income for Common Stock                                     $    184,837

Common Shares Outstanding Weighted Avg.                           85,411

Earnings per share                                                 $2.16


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Exhibit A (Continued)

Puget Energy
Consolidated Balance Sheet
As of December 31, 2000

(in thousands)

                                                      December 31, 2000
ASSETS:
Utility Plant:
    Electric                                            $     4,054,551
    Gas                                                       1,459,488
    Common                                                      351,051
Less: Accumulated depreciation and amortization              (2,026,681)
                                                        ---------------
       Net Utility Plant                                      3,838,409
                                                        ---------------
Other Property and Investments:
    Investment in BEP contract                                   58,189
    Other                                                       234,108
                                                        ---------------
       Total Other Property and Investments:                    292,297
                                                        ---------------
Current Assets:
    Cash                                                         36,383
    Accounts receivable                                         344,646
    Less allowance for doubtful accounts                         (1,538)
    Unbilled revenues                                           211,784
    Purchased Gas Receivable                                     96,050
    Materials and Supplies                                       99,001
    Prepayments and other                                        11,607
                                                        ---------------
       Total Current Assets                                     797,933

                                                        ---------------
Long-Term Assets:
    Regulatory asset for deferred income taxes                  207,350
    PURPA Regulatory Asset                                      243,071
    Other                                                       177,609
                                                        ---------------
       Total Long-Term Assets                                   628,030
                                                        ---------------
TOTAL ASSETS                                            $     5,556,669
                                                        ===============

CAPITALIZATION AND LIABILITIES:
Capitalization:
    Common equity                                       $     1,426,640
    Preferred Stock                                             118,162

    Corporation obligated,  mandatory redeemable
      securities of subsidiary trust holding
      solely junior subordinated debentures
      of the Corporation                                        100,000
    Long-term Debt                                            2,170,797
                                                        ---------------
      Total capitalization                                    3,815,599
                                                        ---------------
Current Liabilities:
    Accounts Payable                                            410,619
    Short-term Debt                                             378,316


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


Exhibit A (continued)

    Current maturities of long-term debt                         19,000
    Taxes                                                       103,996
    Salaries and wages                                           17,445
    Interest                                                     43,955
    Other                                                        26,685
                                                        ---------------
      Total current liabilities                               1,000,016
                                                        ---------------
  Deferred income taxes                                         608,185
                                                        ---------------
 Other deferred credits
                                                                132,869
                                                        ---------------
  TOTAL CAPITALIZATION AND LIABILITIES:                 $     5,556,669
                                                        ===============



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


Exhibit B.  Organizational Chart

I.       Puget Energy, Inc.
        1.       Puget Sound Energy, Inc.
                A.       ConneXt, Inc.
                B.       Hydro Energy Development Corp.
                        o        Black Creek Hydro, Inc.
                        o        Baker Mountain Hydro, Inc.
                        o        Cascade River Hydro, Inc.
                        o        Calligan Hydro, Inc.
                        o        Hancock Hydro, Inc.
                        o        Nooksack River Hydro, Inc.
                        o        Pacific Hydro, Inc.
                        o        Skagit River Hydro, Inc.
                        o        Skookum Hydro, Inc.
                        o        Skykomish River Hydro, Inc.
                        o        Snoqualmie River Hydro, Inc.
                        o        Suiattle River Hydro, Inc.
                        o        Warm Creek Hydro, Inc.
                        o        Washington Hydro Development Corporation
                C.       GP Acquisition Corp.
                        o        Encogen Northwest, L.P.
                D.       LP Acquisition Corp.
                        o        Encogen Northwest, L.P.
                E.       Puget Sound Energy Services, Inc.
                F.       PSE Utility Solutions, Inc.
                G.       Puget Western, Inc.
                H.       Washington Energy Gas Marketing Company
                I.       WNG Cap I, Inc.

        2.       InfrastruX Group, Inc.
                A.  Utilx Corporation
                B.  Lineal Industries, Inc.